SECURITI[redacted]SSION

03011271

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED FEB 1 2003 SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R D CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
BANK TRUST PLAZA, SUITE 305, 255 PONCE DE LEON
(No. and Street)

SAN JUAN (City) PUERTO RICO (State) 00917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAMON DOMINGUEZ 787-282-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE SOTO PASARELL GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 BOLIVIA ST. FOURTH FLOOR, SAN JUAN, PUERTO RICO 00917
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAMON DOMINGUEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R D CAPITAL GROUP, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Aff 696: Sworn and suscribed before me by Ramon Dominguez, of legal age, single, stock broker and resident of San Juan, P.R, personally known to me, this 18th day of February, 2003, in San Juan, P.R.

Notary Public

Signature

Title

LUZ IVETTE RIVERA RIVERA · NOTARIO PUBLICO · HONESTE VIVERE · SUUM CUIQUE TRIBUERE · ALTERUM NON LOEDERE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 21 2003
WASH. D.C. 207 SECTION

RD CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2002 AND 2001

TOGETHER WITH AUDITORS' REPORT

RD CAPITAL GROUP, INC.

INDEX

Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

Independent Auditors' Report
To the Stockholders of
RD Capital Group, Inc.:

We have audited the accompanying balance sheets of **RD CAPITAL GROUP, INC.** (a Puerto Rico corporation) as of December 31, 2002 and 2001, and the related statements of income (loss) and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RD Capital Group, Inc.** as of December 31, 2002 and 2001, and the results of its operations and its cash flows for years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 15, 2003.

KEVANE SOTO PASARELL GRANT THORNTON LLP CERTIFIED PUBLIC ACCOUNTANTS

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

RD CAPITAL GROUP, INC.

BALANCE SHEETS -- DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash	$ 235,140	$ 206,671
Due from related company	5,132	-
Due from stockholder	42,390	-
Other receivables	262	1,191
Prepaid expenses	3,320	6,108
Total current assets	286,244	213,970
PROPERTY AND EQUIPMENT:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less- Accumulated depreciation and amortization	(74,816)	(67,378)
Net property and equipment	17,570	25,008
INVESTMENT IN MARKETABLE SECURITIES	150,000	-
OTHER ASSETS:		
Deposit with Clearing House	100,000	100,000
Investment in NASD, at cost	3,300	3,300
Total other assets	103,300	103,300
Total assets	$ 557,114	$ 342,278

The accompanying notes are an integral part of these balance sheets.

RD CAPITAL GROUP, INC.

BALANCE SHEETS -- DECEMBER 31, 2002 AND 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES:		
Accounts payable	$ 5,106	$ 31,636
Commissions payable-		
Stockholder	17,500	-
Others	6,927	4,587
Accrued payroll taxes and withholdings	18,648	15,729
Other accrued expenses	190,600	12,408
Accrued corporate income taxes	14,803	3,216
Total current liabilities	253,584	67,576
SUBORDINATED NOTES PAYABLE TO STOCKHOLDER	225,000	225,000
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	6,035	6,035
Accumulated earnings	37,495	8,667
Total stockholders' equity	78,530	49,702
Total liabilities and stockholders' equity	$ 557,114	$ 342,278

The accompanying notes are an integral part of these balance sheets.

RD CAPITAL GROUP, INC.

STATEMENTS OF INCOME (LOSS) AND ACCUMULATED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions and fees	$ 1,169,035	$ 1,052,403
Interest and other income	65,583	19,419
Total revenues	1,234,618	1,071,822
OPERATING EXPENSES:		
Employee compensation, commissions, payroll taxes and benefits	762,614	695,385
Travel and entertainment	99,429	93,550
Communications and postage	85,177	80,083
Occupancy costs and office expenses	77,266	61,181
Auto expenses	37,530	40,904
Professional and temporary services	35,359	30,513
Dues, subscriptions and other registration fees	18,458	18,188
Property, municipal and other taxes	16,790	17,774
Insurance	11,925	11,952
Advertising	2,194	11,093
Depreciation and amortization	7,437	8,470
Interest and bank charges	772	881
Other expenses	37,503	14,178
Total operating expenses	1,192,454	1,084,152
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAX	42,164	(12,330)
PROVISION FOR INCOME TAX	13,336	1,777
NET INCOME (LOSS)	28,828	(14,107)
ACCUMULATED EARNINGS, beginning of year	8,667	22,774
ACCUMULATED EARNINGS, end of year	$ 37,495	$ 8,667

The accompanying notes are an integral part of these statements.

RD CAPITAL GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Commissions and fees	$ 1,235,547	$ 1,083,194
Operating expenses paid	(1,024,535)	(1,472,019)
Interest paid	(772)	(881)
Income tax paid	(1,749)	(1,891)
Net cash provided by (used in) operating activities	208,491	(391,597)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to related company	(5,132)	-
Advances to stockholder	(24,890)	-
Purchase of marketable securities	(150,000)	-
Net cash used in investing activities	(180,022)	-
INCREASE (DECREASE) IN CASH DURING THE YEAR	28,469	(391,597)
CASH BALANCE, beginning of year	206,671	598,268
CASH BALANCE, end of year	$ 235,140	$ 206,671
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net income (loss)	$ 28,828	$ (14,107)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-		
Depreciation and amortization	7,437	8,470
(Increase) decrease in assets-		
Other receivables	929	11,357
Prepaid expenses	2,788	17,586
Increase (decrease) in liabilities-		
Accounts and commissions payable	(24,190)	21,355
Accrued payroll taxes and withholdings	3,158	2,316
Due to stockholders	-	(250,626)
Accrued corporate income taxes	11,587	(114)
Other accrued expenses	177,954	(187,834)
Total adjustments	179,663	(377,490)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ 208,491	$ (391,597)

The accompanying notes are an integral part of these statements.

RD CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(1) Organization and summary of significant accounting policies:

Organization-

RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994 and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing (a division of Donaldson, Lufkin & Jenrette Securities Corporation), a correspondent U.S. based firm who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

(a) Revenues and expenses -

Commission revenues are recorded on a settlement date basis. Other revenues and expenses are recorded following the accrual basis of accounting.

(b) Property and equipment -

Property and equipment is recorded at cost. Depreciation and amortization is provided on a straight-line basis using the following estimated useful lives.

Furniture and fixtures	10 years
Computers and other office equipment	3 - 5 years
Leasehold improvements	5 years

(c) Use of estimates -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income taxes -

The Company follows the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting for income taxes.

(e) Investments -

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting of Certain Investments in Debt and Equity Securities". Investments in equity securities that have readily determinable fair values and all debt securities are classified as held to maturity, trading, or available-for-sale securities. All investments in the accompanying financial statements have been classified as available-for-sale.

(f) Cash and cash equivalents -

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, purchased with maturity of three months or less, to be cash and cash equivalents.

(2) Investment in securities:

As of December 31, 2002, the total investment in securities consisted of municipal bonds bearing interest at 6.10% maturing on August 2017. As of December 31, 2002 the fair market value of the investment approximates cost.

(3) Deposit with Clearing House:

This constant deposit is a requirement of Pershing, the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was invested by Pershing. During the years 2002 and 2001 the funds were invested in obligations of the Federal Home Loan Bank. As of December 31, 2001 the investments were redeemed and were kept as cash funds. As of December 31, 2002 the fair market value of the investments approximates cost. Balances as of December 31, 2002 and 2001 were as follows:

Investment Description	2002	2001
5.185% Federal Home Loan Bank, maturing October 30, 2013 callable October 30, 2003	$ 100,000	$ -
Cash funds	$ -	$ 100,000

(3) Subordinated notes payable to stockholder:

The borrowings from stockholder under subordination agreements at December 31, 2002 and 2001, are listed below:

Description	Amount
Non-interest bearing subordinated note due on June 30, 2004	$ 75,000
Non-interest bearing subordinated note due on July 30, 2004	100,000
Non-interest bearing subordinated note due on June 30, 2005	50,000
Total	$ 225,000

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers and are available in computing the net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. See related Note (8).

(4) Retirement plan:

The Company organized a defined employer contribution plan effective January 1, 1998. The Plan covers all of the Company employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits of contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. Employer contribution for the years ended December 31, 2002 and 2001 aggregated $178,000 and $190,000, respectively.

(5) Income taxes:

A reconciliation of the Company's income tax expense for the year ended December 31, 2002 and 2001 is as follows:

Description	2002	2001
Income tax expense (credit) at statutory rates	$ 9,291	$ (2,466)
Tax effect of permanent and temporary differences	4,045	4,243
Total income tax expense	$ 13,336	$ 1,777

(6) Lease commitments:

The Company operates in premises comprising 1,892 square feet occupied under the terms of a lease agreement expiring in March 2005. Aggregate annual payments under this lease agreement amounted to $39,419 and $38,042 during 2002 and 2001, respectively. Future commitments under this operating lease, through its expiration, are as follows:

Year	Amount
2003	$ 41,711
2004	42,750
2005	10,750
	$ 95,211

At its expiration on March 31, 2005, the lease agreement may be renewed for an additional five-year period, pursuant to the compliance with certain conditions more fully described in the lease agreement.

(7) **Concentration of credit risk:**

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(8) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions. At December 31, 2002 and 2001 the Company had the following net capital figures:

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2002	1.11 to 1	$ 50,000	$ 212,536	$ 188,928
2001	.29 to 1	$ 50,000	$ 234,784	$ 228,026

(9) Supplementary information:

The accompanying Schedules I, II, III and IV have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules such as; Determination of Reserve Requirements; Information Relating to Possession or Control Requirements; and Schedule of Segregation Requirements which are required per SEC Rule 15c3-3 are omitted as being not applicable since, through December 31, 2002 and 2001, the Company has had no activities that would need to be disclosed on such schedules.

SCHEDULE I

RD CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL:		
Total stockholders' equity	$ 78,530	$ 49,702
Add- Liabilities subordinated to claims of general creditors allowable in computation of net capital	225,000	225,000
Total capital and allowable subordinated liabilities	303,530	274,702
Less- Non-allowable assets-		
Petty cash	200	200
Account receivable from stockholder	42,390	-
Account receivable from related company	5,132	-
Other receivables	262	1,191
Prepaid expenses	3,320	6,108
Property and equipment	17,570	25,008
Other assets	3,300	3,300
Total non-allowable assets	72,174	35,807
Less- Haircuts on securities-		
Money market account	15,086	4,111
Marketable securities	3,734	-
Total haircuts on securities	18,820	4,111
Net capital	$ 212,536	$ 234,784
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheet-		
Accounts payable to suppliers	$ 5,106	$ 31,636
Commissions payable	6,927	4,587
Accrued payroll taxes and withholdings	18,648	15,729
Other accrued expenses	190,600	12,408
Accrued corporate income taxes	14,803	3,216
Total aggregate indebtedness	$ 236,084	$ 67,576
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum required net capital (aggregate indebtedness ÷ by 15)	$ 15,739	$ 4,505
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Highest minimum net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 162,536	$ 184,784
Excess net capital (net capital - 10% of aggregate indebtedness)	$ 188,928	$ 228,026
Ratio: Aggregate indebtedness to net capital	1.11 to 1	.29 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA Form X-17A as of December 31, 2002 and 2001):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 212,536	$ 266,009
Correction of previously reported non-allowable assets	-	-
Net audit adjustments	-	(31,225)
Net capital per above	$ 212,536	$ 234,784

SCHEDULE II

RD CAPITAL GROUP, INC.

RECONCILIATION OF AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 17A-5 (D)(4)

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part 11A Form X-17A-5 as of December 31, 2001 and 2000):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 236,084	$ 36,351
Correction of previously reported aggregate indebtedness	-	-
Audit adjustments	-	31,225
Schedule I	$ 236,084	$ 67,576

SCHEDULE III

RD CAPITAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Paid-in Capital	Accumulated Earnings	Total
BALANCE AT DECEMBER 31, 2000	$ 35,000	$ 6,035	$ 22,774	$ 63,809
NET LOSS	-	-	(14,107)	(14,107)
BALANCE AT DECEMBER 31, 2001	35,000	6,035	8,667	49,702
NET INCOME	-	-	28,828	28,828
BALANCE AT DECEMBER 31, 2002	$ 35,000	$ 6,035	$ 37,495	$ 78,530

SCHEDULE IV

RD CAPITAL GROUP, INC.

STATEMENTS OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
SUBORDINATED LIABILITIES, beginning of year	$ 225,000	$ 225,000
INCREASES/RETIREMENTS-		
Issuance (payments) of subordinated note	-	-
SUBORDINATED LIABILITIES, end of year	$ 225,000	$ 225,000

Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 a-5

To the Board of Directors of
RD Capital Group, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **RD CAPITAL GROUP, INC.** for the years ended December 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

(1) Making quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 15, 2003.


KEVANE SOTO PASARELL GRANT THORNTON LLP
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